

June 9, 2014

<u>Via E-mail</u>
John Cecil
Chief Executive Officer
Kallo Inc.
15 Allstate Parkway, Suite 600
Markham, Ontario, Canada L3R 5B4

> **Re: Kallo Inc.**
> **Form 8-K**
> **Filed June 5, 2014**
> **File No. 0-53183**

Dear Mr. Cecil:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01 Changes in Registrant's Certifying Accountant, page 2</u>

<u>Previous independent registered public accounting firm, page 2</u>

1. We note your disclosure in the fifth paragraph that you delivered a copy of the current report to Schwartz Levitsky Feldman LLP and the firm has not responded to the report. Please file an amendment to include a letter from Schwartz Levitsky Feldman LLP as Exhibit 16 in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K. If you are unable to obtain an Exhibit 16 letter from Schwartz Levitsky Feldman LLP at the time you file the amendment please disclose that fact.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comment or any other questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief